

Mail Stop 7010

April 30, 2009

<u>via U.S. mail and facsimile</u>

Mark R. Fetting, CEO
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202

> **RE:** **Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September 30, 2008, and December 31, 2008**
> **File No. 1-8529**

Dear Mr. Fetting:

     We have reviewed your response letter dated April 14, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

1. Summary of Significant Accounting Policies, page 70

Intangible Assets and Goodwill, page 72

1. In future filings, please include in your accounting policy footnote the level at which you have identified your reporting units along with an explanation as to how you arrived at your conclusion (i.e., segment management does not receive discrete financial information at the advisory affiliate level to manage the operating segments). In this regard, please refer to your responses to comments 4 and 5 in our letter dated March 5, 2009. Please provide us with the disclosure you intend to include in your fiscal year 2009 Form 10-K and thereafter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

2. We note in your response to comment 4 in our letter dated March 5, 2009, that you have revised your management structure so that you will have two operating segments, Americas and International, as of March 31, 2009. Please ensure that you provide investors with a comprehensive discussion and analysis for this revision, including the specific reasons for the revision and how the revision is expected to impact your business. Please also provide a discussion as to how segment management intends to manage the two new operating segments.

Results of Operations, page 32

3. We note your response to comment 10 in our letter dated March 5, 2009. It remains unclear to us how you determined that MD&A in your third quarter of fiscal year 2009 Form 10-Q should not have been expanded to address the examples noted in our comment or other factors that were specifically noted in your press release and/or discussed in your conference call that were not included within MD&A. As previously noted, your discussion and analysis of your results of operations is to provide investors with insight into the specific, material factors currently affecting your operating results and may affect your operating results in the future as seen through the eyes of management. Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for more detailed guidance. In this regard, it is unclear how your actions to aggressively cut operating costs were adequately discussed within MD&A in your Form 10-Q. MD&A's discussion of your compensation and benefits primarily attributes the decline to lower revenues and market losses on invested assets without specific disclosures of the status of your aggressive cost cutting measures that will result in $135 million in realized, sustainable savings by March 31, 2009, especially considering it was one of the points raised by Mark R. Fetting regarding your third quarter of fiscal year 2009. In addition, it is unclear how plans for a major reorganization of your U.S. mutual fund portfolio are not important information that should be disclosed and analyzed within MD&A. We assume that this is a major development that is reasonably likely to materially impact future operating performance. Regarding Permal's introduction of a 90-95 day notice period for redemptions due to a surge in redemptions during October, as noted by Mark R. Fetting during the third quarter earnings call, it is also unclear why this is not material information for investors. In further support of the importance of this disclosure, the first question raised during the third quarter earnings call was regarding Permal's new redemption policy. Please note that these

are just a few examples noted and not a comprehensive list. In future filings, please ensure your discussion and analysis within MD&A provides investors with an understanding of all the material factors that impacted your historical operating results but also the material factors that are reasonably likely to impact your future operating results.

Critical Accounting Policies, page 49

Intangible Assets and Goodwill, page 50

Goodwill, page 52

4. We note the revised disclosures you intend to include in future filings in response to comment 14 in our letter dated March 5, 2009. Please further revise your disclosure to specifically state the six year average annual growth rate and the long-term annual growth rate included in the discounted cash flow model used during the previous goodwill impairment test for both the managed investments and wealth management reporting units as you did for the discount rates used. This disclosure will allow an investor to better understand the impact the factors that occurred during the third quarter of fiscal year 2009 had on your assumptions. Further, while we note your disclosures regarding the percentage by which projected cash flows would need to deviate by or the percentage the discount rate would need to increase by to result in an impairment, there continues to be a concern that investors may not fully understand the risk of a reasonably likely, material impairment charge. Providing investors with sensitivities based on other reasonably likely inputs that could have been assumed at the balance sheet date would give investors transparent disclosure regarding the sensitivity of your assumptions and the specific impact the reasonably likely assumptions would have had on your consolidated financial statements. For example, consider disclosing other reasonably likely inputs for your six year average annual growth rate, long-term annual growth rate, and discount rate along with the impact these assumptions would have had on your goodwill impairment test (i.e., using these reasonably likely assumptions would have resulted in $xxx million impairment charge rather than the $xxx million impairment charge recognized). Please provide us with the disclosures you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief